Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Administrative Committee of SUPERVALU INC., and

SUPERVALU INC.:

We consent to incorporation by reference in the Registration Statement (No. 333-100917) on Form S-8 of SUPERVALU INC., of our report dated August 28, 2006, relating to the statements of net assets available for benefits of the SUPERVALU Wholesale Employees’ 401(k) Plan as of February 28, 2006 and 2005, and the related statement of changes in net assets available for benefits for the fiscal year ended February 28, 2006 which report appears in the annual report on Form 11-K of the SUPERVALU Wholesale Employees’ 401(k) Plan for the fiscal year ended February 28, 2006.

/s/ KPMG LLP

Minneapolis, Minnesota
August 28, 2006